Via Facsimile and U.S. Mail
Mail Stop 6010

January 18, 2008

Mr. Michael W. Taylor
Senior Vice President and Chief Financial Officer
America Service Group Inc.
105 Westpark Drive, Suite 200
Brentwood, Tennessee 37027

Re: **America Service Group Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-19673

Dear Mr. Taylor:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim Rosenberg
                                        Senior Assistant Chief
                                        Accountant